UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

CymaBay Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

23257D103

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,083,460
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,083,460
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,083,460
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		900,474
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

900,474
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,983,934
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,983,934
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,983,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,983,934
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,983,934
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,983,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,983,934
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,983,934
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,983,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,983,934
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,983,934
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,983,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 23257D103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common stock, $0.0001 par value per share (the “Shares”), of CymaBay Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7575 Gateway Blvd., Suite 110, Newark, California 94560.

Item 2.	Identity and Background.

(a)	This statement is filed by:
(i)	Engine Capital, L.P., a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engine Capital Management, LP, a Delaware limited partnership (“Engine Management”), as the investment manager of each of Engine Capital and Engine Jet;
(iv)	Engine Capital Management GP, LLC, a Delaware limited liability company (“Engine GP”), as the general partner of Engine Management;
(v)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet; and
(vi)	Arnaud Ajdler, as the managing partner of Engine Management, and the managing member of each of Engine GP and Engine Investments.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Engine Capital, Engine Jet, Engine Management, Engine GP, Engine Investments, and Mr. Ajdler is 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105.

(c)       The principal business of each of Engine Capital and Engine Jet is investing in securities. Engine Management is the investment manager of each of Engine Capital and Engine Jet. Engine GP serves as the general partner of Engine Management. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Mr. Ajdler serves as the managing partner of Engine Management and the managing member of each of Engine GP and Engine Investments.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

8

CUSIP No. 23257D103

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ajdler is a citizen of Belgium.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,083,460 Shares beneficially owned by Engine Capital is approximately $6,245,522, including brokerage commissions. The aggregate purchase price of the 900,474 Shares beneficially owned by Engine Jet is approximately $1,377,246, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning strategic alternatives, changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 68,701,043 Shares outstanding, as of October 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

9

CUSIP No. 23257D103

A.	Engine Capital
(a)	As of the close of business on December 12, 2019, Engine Capital directly owned 4,083,460 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 4,083,460
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,083,460
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Capital during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
B.	Engine Jet
(a)	As of the close of business on December 12, 2019, Engine Jet directly owned 900,474 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 900,474
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 900,474
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
C.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Management may be deemed to beneficially own 4,983,934 Shares.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 4,983,934
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,983,934
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP No. 23257D103

D.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine GP may be deemed to beneficially own 4,983,934 Shares.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 4,983,934
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,983,934
4. Shared power to dispose or direct the disposition: 0

(c)	Engine GP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
E.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 4,983,934 Shares.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 4,983,934
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,983,934
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
F.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management, and the managing member of each of Engine GP and Engine Investments, may be deemed to beneficially own the 4,983,934 Shares owned beneficially by Engine Management, Engine GP and Engine Investments.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 4,983,934
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,983,934
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

11

CUSIP No. 23257D103

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 12, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Engine Capital, L.P., Engine Jet Capital, L.P., Engine Capital Management, LP, Engine Capital Management GP, LLC, Engine Investments, LLC and Arnaud Ajdler, dated December 12, 2019.

12

CUSIP No. 23257D103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2019

Engine Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
Arnaud Ajdler

13

CUSIP No. 23257D103

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Engine Capital, L.P.

Purchase of Common Stock	2,524,679	1.4287	11/26/2019
Purchase of Common Stock	210,789	1.7105	11/27/2019
Purchase of Common Stock	81,441	1.6416	12/02/2019
Purchase of Common Stock	328,720	1.6180	12/03/2019
Purchase of Common Stock	245,797	1.6327	12/04/2019
Purchase of Common Stock	81,932	1.6450	12/05/2019
Purchase of Common Stock	122,899	1.6583	12/06/2019
Purchase of Common Stock	81,932	1.7097	12/09/2019
Purchase of Common Stock	154,834	1.7118	12/10/2019
Purchase of Common Stock	141,139	1.7042	12/11/2019

Purchase of Common Stock	109,298	1.7019	12/12/2019

Engine JET Capital, L.P.

Purchase of Common Stock	556,736	1.4287	11/26/2019
Purchase of Common Stock	46,483	1.7105	11/27/2019
Purchase of Common Stock	17,959	1.6416	12/02/2019
Purchase of Common Stock	72,488	1.6180	12/03/2019
Purchase of Common Stock	54,203	1.6327	12/04/2019
Purchase of Common Stock	18,068	1.6450	12/05/2019
Purchase of Common Stock	27,101	1.6583	12/06/2019
Purchase of Common Stock	18,068	1.7097	12/09/2019
Purchase of Common Stock	34,143	1.7118	12/10/2019
Purchase of Common Stock	31,123	1.7042	12/11/2019

Purchase of Common Stock	24,102	1.7019	12/12/2019